United States securities and exchange commission logo





                              November 5, 2021

       Michael Novogratz
       Chief Executive Officer
       Galaxy Digital Inc.
       300 Vesey Street
       New York, NY 10282

                                                        Re: Galaxy Digital Inc.
                                                            Draft Registration
Statement on Forms S-4 and S-1
                                                            Submitted on
October 4, 2021
                                                            CIK No. 0001859392

       Dear Mr. Novogratz:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Forms S-4 and S-1 Submitted on October 4, 2021

       General

   1. We note that you refer to your solicitation of proxies from GDHL Shareholders as a
                                                        "Management Circular."
Please revise throughout to clarify that this document is a proxy statement, or advise.
   2. We note your disclosure under the heading "Government Regulation," beginning on page
                                                        252. Regarding your and
BitGo's trading, asset management, investment banking,
                                                        mining, principal
investments, liquidity, custody and security solutions related to digital assets and
cryptocurrencies, please provide us with your legal analysis as to how you conclude that the
digital assets you or BitGo transact in on your or your customers' behalf, and others that may be
transacted in the future are not securities and, therefore, you and
 Michael Novogratz
Galaxy Digital Inc.
November 5, 2021
Page 2
         BitGo are not facilitating, or causing you to engage in, transactions in unregistered securities. In your response, please specifically address the policies and procedures you and BitGo have in place to ensure you are not engaging in or facilitating transactions in unregistered securities and whether and how your policies and procedures allow you to reach this conclusion. In preparing your response, you may find useful the letter sent by
         the SEC   s Strategic Hub for Innovation and Financial Technology to
The New York State
         Department of Financial Services on January 27, 2020, available at https://www.sec.gov/files/staff-comments-to%20nysdfs-1-27-20.pdf.
Further, clearly
         describe the regulatory risks associated with your particular policies and procedures for determining the characterization of digital assets and cryptocurrencies, including the limitations of any such policies and procedures.
3. We note that you are attempting to register shares of Galaxy Digital Inc. Class A common stock estimated to be available for offer and sale from time to time following the consummation of the Reorganization and the Reorganization Merger, pursuant to the
         Resale Prospectus contained in this registration statement, by certain selling stockholders who are also holders of limited partnership units of GDH LP, upon the redemption or exchange by such selling stockholders of LP Units for an equivalent number of shares of
         Galaxy Digital Inc. Class A common stock. Please tell us how you are able to register these shares for resale at this time, as it is not clear when the GDH LP reorganization will be completed.
4. We note that you are registering both the issuance and exercisability of the warrants.
         Please tell us whether you've considered that you will have to keep the Form S-4 current, and tell us how you plan to address this.
Cover Page

5.       We note your disclosure that Michael Novogratz, the Chief Executive
Officer and
         Founder of GDHL, who currently controls the general partnership interests of GDH LP, will transfer control of the general partnership interests of GDH LP to Pubco. If true, expand to disclose the Mr. Novogratz will continue to control Galaxy Digital
         Inc. following the proposed transactions and identify his ownership interests as expected immediately following the transactions. Further, expand on the cover page
         to Annex I   Alternate Pages For Consent Solicitation
Statement/Prospectus to
         disclose the approximate total voting power of Galaxy Digital Inc.'s outstanding common stock that former BitGo stockholders will hold immediately following the BitGo merger.
Basis of Financial Statement Presentation, page i

6. Please tell us why it is appropriate to not provide audited financial statements of Galaxy
FirstName LastNameMichael Novogratz
       Digital Inc. (Pubco) as disclosed in the first full paragraph on page ii and reference for us
Comapany    NameGalaxyguidance
       the authoritative  Digital Inc.
                                   you rely upon to support your position.
Otherwise, provide the
       required
November        audited
           5, 2021  Pagefinancial
                         2         statements of this registrant.
FirstName LastName
 Michael Novogratz
FirstName LastNameMichael   Novogratz
Galaxy Digital Inc.
Comapany 5,
November  NameGalaxy
             2021      Digital Inc.
November
Page 3    5, 2021 Page 3
FirstName LastName
Industry and Market Data, page ii

7. You state that you do not know all of the assumptions regarding general economic conditions or growth that were used in preparing the forecasts from the sources relied upon or cited in your prospectus. Please note that you are responsible for the entire content of the registration statement. Please revise your disclosure to remove any implication that you are not responsible for assessing the reasonableness and soundness of the market data and industry statistics included in your disclosures.
Questions & Answers About The Proposed Transactions, page 1

8. We note your disclosure on page 6 that the Reorganization Merger is not required to be, and will not be, submitted to a vote of GDHL shareholders. Since the Reorganization
         Merger is planned to take place following the Domestication, please revise to clarify whether the Reorganization Merger is required to be, or will be, submitted to a vote of GDH Delaware shareholders. Please make conforming revisions to related disclosure elsewhere in the registration statement, including on pages 39, 151 and C-9. Please make similar revisions related to whether the Second (BitGo) Merger is required to be, or will be, submitted to a vote of Galaxy Digital Inc. shareholders. Prospectus Summary, page 22

9. We note your discussion about the evolution, growth and positive aspects of the digital assets ecosystem, including digital assets, cryptocurrencies and blockchain technology.
         Please revise the forefront of your Summary section to provide balance and context to your disclosure by describing the material challenges, obstacles and risks that you face.
         Please make similar revisions to your Information About Galaxy Digital, Information
         About BitGo and MD&A sections. In addition, please revise to disclose costs associated with participating in this sector each as an investor, consumer and provider of goods and services. Further, expand to provide context of your competitive position and stage of development within the sector overall and within each of your business segments individually.
10. Please expand your disclosure here and, as applicable, in the discussion of your business that begins on page 231 and the discussion of BitGo's business that begins on page 262 to clearly describe the following:
             How you generate revenues;
             Your key products, services, product families and their markets and customers;
             Distribution methods of the products or services;
             Status of any publicly announced new product or service;
             Your competitive position in the industry and methods of
competition;
             Dependence on one or a few major customers;
             Need for any government approval of principal products or services; and
             Any other information material to understanding your business and business activities.
 Michael Novogratz
FirstName LastNameMichael   Novogratz
Galaxy Digital Inc.
Comapany 5,
November  NameGalaxy
             2021      Digital Inc.
November
Page 4    5, 2021 Page 4
FirstName LastName
Overview of the Proposed Transactions, page 33

11. Please expand to provide a diagram clearly illustrating your corporate structure immediately before and immediately following the proposed transactions. The diagram should include the name and domicile, as applicable, of each entity and disclose the economic and voting interests in each entity held by parent(s) and/or significant groups of security holders. Please make conforming changes to the diagrams on pages 133, 135 and
         136.
The Meeting, page 40

12. With reference to Rule 14a-4(a)(3), please identify clearly and impartially each separate matter intended to be acted upon with respect to each proposal for which you are soliciting shareholders. For instance, and without limitation, we note it is not clear whether GDHL shareholders are being asked to consider only the issuance and terms of
         Class B ordinary shares in the Governing Documents Amendment, that GDHL shareholders are being asked in the Domestication Charter and Bylaws Amendment to consider redomestication of the company and the adoption of a proposed new certificate of incorporation and proposed new bylaws, both or either of which may contain provisions that differ materially from corresponding provisions in the existing organization documents of GDHL, and that as part of the proposed BitGo merger a new article will be added to the certificate of incorporation of Galaxy Digital Inc. to require a stockholder vote to approve certain acts or transactions. For additional guidance, please refer to the interpretations available at:
         https://www.sec.gov/divisions/corpfin/guidance/14a-
         interps.htm and
https://www.sec.gov/divisions/corpfin/guidance/exchange-act-rule-14a-
         4a3.htm. Additionally, describe the number of Class B ordinary shares of GDHL that will be authorized and issued in connection with the Governing Documents Amendment.
         Please make corresponding changes throughout the document as applicable. Further, file the form of proxy and form of written consent that will be used in relation to the solicitation of shareholders of GDHL and BitGo, respectively.
We are highly dependent on our Founder, which exposes stockholders to material and unpredictable "key man" risk, page 56

13. Noting your disclosure on pages 33 and 248 that the addition of BitGo technologist, Mike
         Belshe, would significantly increase your ability to build innovative products and services, please expand your risk factor disclosure to address all key personnel upon whom your business as described in this proxy statement/prospectus is materially dependent.
GDHL's Background to and Reasons for the Reorganization
Information and Factors Considered by the Special Committee, page 158

14. In the fourth item of uncertainty considered by the Special Committee you state that
         PCAOB guidance requires digital assets to be accounted for as intangible assets. Please
 Michael Novogratz
FirstName LastNameMichael   Novogratz
Galaxy Digital Inc.
Comapany 5,
November  NameGalaxy
             2021      Digital Inc.
November
Page 5    5, 2021 Page 5
FirstName LastName
         revise your disclosure to remove the implication that the PCAOB is an accounting standard setter.
The Proposed Transactions   the Second Merger and the BitGo Acquisition
Background To the BitGo Acquisition, page 163

15. Refer to your disclosure on page 164, please expand to describe the material terms of (i)
         the all-cash offer for a proposed acquisition of BitGo by Company A disclosed in the first full paragraph and (ii) the material terms of the non-binding letter of intent that Galaxy
         provided to BitGo   s chief executive officer on February 12, 2021.
Further, disclose the
         material terms of the letter of intent that were subject to the negotiations between Galaxy and BitGo following February 12, 2021. Without limitation, your disclosure should identify the initial valuation of the business combination and explain if and why it changed during the course of the negotiations.
16. We note BitGo engaged Qatalyst Partners LLC to serve as financial advisor to BitGo in connection with a potential business combination. Please disclose whether Qatalyst prepared an analysis of the proposed merger with Galaxy for the BitGo board.
17. We note your disclosure in the last bullet on page 166 that Galaxy has a history as an investor in BitGo. Please expand your disclosure in this section to describe Galaxy's interest in BitGo.
Total Consideration to BitGo Stockholders, page 172

18. We note your disclosure that the implied aggregate transaction value of the BitGo merger
         is approximately $1.2 billion based on GDHL   s closing share price on
May 4, 2021, and
         that it will be $[   ] based on GDHL   s closing share price on [   ].
Please revise to disclose
         GDHL's per share closing price as of the dates referenced. Please make conforming disclosure elsewhere in the document where the aggregate transaction value of the BitGo merger is similarly discussed.
Conditions to Completion of the Transaction, page 185

19. Please revise to identify conditions to the closing of the merger that are subject to waiver and identify the party who has the right to waive such condition. Management's Discussion and Analysis of Financial Condition and Results of Operations
Galaxy Digital
Our Business, page 195

20. We note that the five businesses you identify here are consistent with your reportable segments as disclosed in Note 20 beginning on page F-49. Please tell us your consideration for separately discussing the operating results, liquidity and capital resources of each reportable segment in addition to discussing these items on a consolidated basis as contemplated in Item 303(b) of Regulation S-K. Michael Novogratz
Galaxy Digital Inc.
November 5, 2021
Page 6
Non-GAAP Financial Measures, page 197

21. Regarding your presentation of non-GAAP adjusted net income, you state that the net adjustment for the period to mark net digital assets to market takes into account the lower digital assets sales costs from the impaired assets that were held at the beginning of the period and sold during the period, compared to the impaired assets at the end of the period. Please clarify what you mean by this statement and what this adjustment represents. For example, tell us whether the adjustment relates to fair value adjustments that were actually recorded during the periods presented or if they are adjustments that would have been recorded had you accounted for the related digital assets at fair value, rather than cost less impairment. In addition, tell us how this adjustment relates to (if at all) the fair value adjustment included in non-GAAP net digital assets at fair value.
BitGo
Results of Operations
Other Gains/Losses, page 217

22. You disclose that the $2.0 billion charge for the change in fair value of embedded derivative during 2020 is primarily a result of the difference in the subsequent measurement of the recognized asset and liability for BitGo's WBTC product. As it is apparent from disclosures on pages 213 and 214 that you record the bitcoin received under your Wrapped Bitcoins (WBTC) product as digital intangible assets - restricted at fair value on the date of receipt and record a corresponding obligation to exchange digital intangible assets along with the embedded derivative associated with the fair value of the bitcoin that must be returned, please demonstrate to us the reasonableness of the embedded derivative liability amount recorded. In your response, tell us the average duration of WBTCs outstanding at December 31, 2020 noting the significant run-up in the value of bitcoin at the end of 2020.
Quantitative and Qualitative Disclosures about Market Risk, page 220

23. In your digital asset price risk disclosure you discuss the impact of a 20% market price reduction. In your derivatives disclosure you discuss the impact of a 10% increase or decrease in the fair value of your derivative positions. As Instruction 2 to paragraph
       305(a) or Regulation S-K requires the hypothetical market changes to reflect reasonably possible near-term changes, please tell us how these identified changes are both reasonably possible when your derivative holdings appear to be indexed to digital assets.
FirstName LastNameMichael Novogratz
       Otherwise, revise your disclosure to present reasonably possible near-term changes for
Comapany
       theseNameGalaxy
             items. In anyDigital
                            regard,Inc.
                                     revise your disclosure to identify the
changes you discuss as
       being
November   5, reasonably
               2021 Page possible
                          6         near-term changes.
FirstName LastName
 Michael Novogratz
FirstName LastNameMichael   Novogratz
Galaxy Digital Inc.
Comapany 5,
November  NameGalaxy
             2021      Digital Inc.
November
Page 7    5, 2021 Page 7
FirstName LastName
Information About Galaxy Digital
Our Products and Services, page 231

24. We note your disclosure that you engage in trading, investing, mining and will engage in wallet or custodial services related to digital assets. Please provide us with your analysis as to your potential status as an investment company under the Investment Company Act of 1940 or as an investment adviser under the Investment Advisers Act of 1940. Please also expand your risk factor and regulatory disclosures accordingly to address the basis for your status determination.
25. Please tell us what you do with the digital assets of which you have custody by virtue of your mining, wallet or other services.
Trading, page 231

26. We note that you recently acquired Blue Fire Capital, a proprietary trading firm specializing in providing two-sided liquidity for digital assets, that you are willing to make markets across numerous cryptocurrencies and digital assets and that your proprietary trading platform facilitates these services. Please provide us with your legal analysis of whether you are providing exchange services or operating a trading system for digital securities.
27. We note your disclosure that Galaxy Digital Trading engages in a number of activities, on behalf of your customers and for your own account, around the buying, selling, lending and borrowing of cryptocurrencies and other digital assets. Please expand your disclosure to provide greater details surrounding your lending and borrowing of cryptocurrencies and digital assets. For example purposes only, please revise your next amendment to:
             Clarify if you originate unsecured, secured and cryptocurrency-denominated loans and, if so, disclose any limits on the amount of these loans that you may originate;
             Quantify your loans;
             Quantify your borrowing of cryptocurrencies and other digital assets and disclose any limits on the amount you may borrow;
             Explain how you determine how much cryptocurrency to issue (e.g., based on fair value on the date of issuance);
             Explain whether the loaned cryptocurrency comes from the digital assets that you own or from customer collateral; and
             Disclose whether there are any limits or parameters surrounding the digital assets that you buy, sell, lend, borrow or otherwise engage in activities with.
28. We note your disclosure that Galaxy Digital Trading provides clients and counterparties access to over 100 globally traded cryptocurrencies. Please revise your disclosure to identify all of the digital assets that you provide access to across your businesses and identify all of the digital asset services that you provide for each digital asset across your businesses. Please provide similar information for BitGo. Please consider using a table or a chart to show the various digital assets and digital services. Michael Novogratz
FirstName LastNameMichael   Novogratz
Galaxy Digital Inc.
Comapany 5,
November  NameGalaxy
             2021      Digital Inc.
November
Page 8    5, 2021 Page 8
FirstName LastName
29. Please revise your disclosure to explain what you mean by your statement that "GDT is a diversified revenue stream that can have varied and/or little correlation with cryptocurrency and digital asset market prices."
30. Please revise to provide greater disclosure regarding the "proprietary trading platform"
         that you have built and "continue to enhance," including whether clients must register with your platform to engage with each of your five operating businesses.
Investment Banking, page 234

31. We note your disclosure that GDIB has "won numerous mandates." Please revise to be more specific or remove this disclosure.
Mining, page 235

32. Please revise your disclosure to clarify if Galaxy Digital Mining is only engaged in mining Bitcoin or whether there are other digital assets or cryptocurrencies that are mined at present or intended to be mined in the future.
Beneficial Ownership Of Capital Stock, page 309

33. Please ensure that you identify the natural persons who are the beneficial owners of the shares held by the 5% or greater stockholder identified in your table.
Certain U.S. Federal Income Tax Considerations, page 319

34. Please revise to include a tax opinion covering the material tax consequences of the domestication, reorganization merger and BitGo merger. With reference to your disclosure on pages 320, 325 and 328 concerning how the domestication, reorganization merger and BitGo merger are intended to qualify, please revise to express the opinion of counsel as to the expected tax treatment of each event. For guidance concerning assumptions and opinions subject to uncertainty, please refer to Staff Legal Bulletin No.
         19. Revise the Q&A and Summary sections accordingly.
35.      We note the statements on pages 320 and 326 beginning, "THE FOLLOWING
IS
         FOR INFORMATIONAL PURPOSES ONLY..." These statements appear to be inappropriate disclaimers as investors are entitled to rely on the opinions expressed.
         Please remove the statements or advise. Refer to Staff Legal Bulletin No. 19, Part III.D.1 for guidance.
Interests of BitGo's Directors and Officers, page 335

36.      We note your disclosure that you have entered into an employment agreement
         with Michael Belshe, BitGo   s Chief Executive Officer, pursuant to
which Mr. Belshe is
         expected to become a member of Galaxy Digital Inc.   s board of
directors and serve as
         Deputy Chief Executive Officer of Galaxy Digital Inc. following the closing of the BitGo acquisition. Please file as exhibits to the registration statement:
 Michael Novogratz
FirstName LastNameMichael   Novogratz
Galaxy Digital Inc.
Comapany 5,
November  NameGalaxy
             2021      Digital Inc.
November
Page 9    5, 2021 Page 9
FirstName LastName
                Your employment agreement with Mr. Belshe; and
                Mr. Belshe's written consent to be named as about to become a director. Refer to Rule 438 of the Securities Act for guidance.
37. Please expand your disclosure in the third bullet point to describe the material terms of the
         employment agreements members of BitGo   s key management team entered
into with
         GDS LLC and file the agreements as exhibits to your registration statement, or advise.
Index to Financial Statements, page F-1

38. You provide two years of audited financial statements for BitGo Holdings, Inc. Please provide us your analysis supporting why three years of audited financial statements are not provided. In this regard, we note that Instruction 3 to Item 17(b)(7) of Form S-4 requires a third year of financial statements in certain circumstances and that your draft registration statement is filed on both Forms S-4 and S-1.
Galaxy Holdings LP
Notes to Consolidated Financial Statements
Note 2: Significant Accounting Policies
Revenue Recognition, page F-12

39. You indicate that you record revenue recognized on the sales of digital assets that are accounted for as indefinite-lived intangible assets gross as a principal while the sale of digital assets that qualify as financial instruments are recorded net. Please provide us your analysis that supports your differing accounting for these two types of digital asset sales and that references the authoritative literature you rely upon to support your accounting.
Advisory and Management Fees, page F-13

40. You disclose that you record performance fees when the performance target is met and a significant reversal of such fees is not probable. Please tell us why it is appropriate to wait until the performance target is actually met to record revenue when ASC 606-10-32-3 and 32-5 require an estimate of variable consideration to be included in the transaction price. In your response describe the types of performance fees you can earn, when they are triggered and explain why you effectively fully constrain these fees until the target is met. Reference for us the authoritative literature you rely upon to support your accounting.
Digital Assets, page F-13

41. You disclose on page F-14 that stablecoins represent the contractual right to cash and that you account for them under the fair value option. Please tell us how stablecoins represent a contractual right to cash and therefore qualify as financial assets and reference the authoritative literature you rely upon to support your characterization. In your response tell us who is obligated to pay cash to the holder of stablecoin and explain how it differs from other forms of digital assets.
 Michael Novogratz
Galaxy Digital Inc.
November 5, 2021
Page 10
Note 4: Digital Assets , page F-26

42. Please revise to provide a rollforward of each of your major categories of digital assets for the periods presented. As applicable, your disclosure should include but not be limited to purchases, sales, gains/losses, collateral held, impairments and changes in fair value. In addition, describe the various types of digital assets that you hold (e.g. BTC, ETH, USDC etc.) and or transact in. If there are material concentrations, disclose that fact.
Note 5 - Digital Assets on Loan and Borrowed
Digital Assets on Loan, page F-27

43. Please revise to disclose the specific types of digital asset collateral that you accept from counterparties to secure borrowed assets and U.S. dollar loans.
44. You state that in situations where you are a lender of digital assets, you may require the counterparty to post collateral to secure the borrowed assets. Where you have the ability to control the collateral received it is recognized as part of Digital assets. You also recognize a corresponding obligation to return the collateral received as part of Collateral payable. Collateral that cannot be rehypothecated is not recognized. Please provide us your accounting analysis, along with citations to the authoritative guidance you used, to support your accounting treatment. Your analysis should address, but not be limited to:
             How you determine whether you control the digital asset collateral received (from both a legal and GAAP perspective). Tell us if borrowers deposit the collateral into designated custody wallets that are under your control. In addition, clarify whether you believe the ability to rehypothecate such collateral gives you control or if you believe control is transferred to you upon rehypothecation of the borrower collateral;
             How the collateral asset and payable are measured (e.g. cost less impairment, fair value etc.) and if they re-measured and the relevant GAAP supporting such measurements; and
             Whether your accounting for borrower collateral is the same in situations where you lend U.S. dollars to digital asset owners who collateralize the loan with their digital assets, as described on page F-17 under Loans receivable, fiat. If not, explain why.
Digital Assets Borrowed, page F-28

45. In situations where you borrowed digital assets, you state that the borrowings are accounted for as hybrid instruments, with a liability host contract that contains an embedded derivative based on the changes in the fair value of the underlying digital asset.
       Please revise to disclose:
           The specific digital assets you borrowed;
           The nature of the host contract (i.e. debt or equity) and additional detail to support your conclusion; and
FirstName LastNameMichael      Novogratz
Comapany NameGalaxy Digitalthe
              How   you determine   Inc.fair value of the underlying digital
assets for purposes of
            marking the embedded derivative to market, including the specific exchange or
November 5,   2021 Page
            principal    10 you use.
                      market
FirstName LastName
 Michael Novogratz
FirstName LastNameMichael Novogratz
Galaxy Digital Inc.
Comapany 5,
November  NameGalaxy
             2021    Digital Inc.
November
Page 11 5, 2021 Page 11
FirstName LastName
BitGo Holdings, Inc. and Subsidiaries
Consolidated Statement of Operations, page F-58

46. We note that you classify gains on disposal of digital intangible assets, change in fair value of embedded derivatives and the impairment of digital intangible assets as other gains/losses outside of loss from operations. As these items appear to be directly related to your liquidity and prime trading, prime lending and or settlement services please tell us why these items are excluded from your operating income/loss. Reference for us the authoritative literature you rely upon to support your classification. Notes to Consolidated Financial Statements
Note 1 - Description of Business, page F-61

47. You state that customer digital assets are not your assets and therefore, are not recognized on your consolidated financial statements. As a digital asset custodian, you are responsible for the safeguarding of customer digital assets. Please provide us your accounting analysis, along with citations to the authoritative guidance you used, to support your accounting treatment. Your response should include, but not be limited to, discussion of the following:
             Quantification of the value of digital assets held in custody and not recognized for each period presented;
             Identification of who has legal ownership of the digital assets; Discuss if the customer is constrained from selling or pledging the digital assets
              which are held in custody;
             Discuss if the customer is constrained in any way, or at any time, from transferring its digital assets from your wallets to their own wallet;
             Discuss whether the terms and conditions your contract with the customer, or state regulation, prevent you from directing the use of and obtaining substantially all of the remaining benefits from the digital assets held in custody for customers; and
             Discuss if the terms and conditions make it clear that you are not executing customer transactions.
Notes to Consolidated Financial Statements
Note 2: Summary of Significant Accounting Policies
Embedded Derivative relates to Obligation to Exchange Digital Intangible Assets, page F-64

48. Please provide us your analysis supporting recognition of an embedded derivative associated with your obligation to exchange or return digital intangible assets. Reference for us the authoritative literature you rely upon to support your accounting. In your response, specifically address the following:
             Tell us the nature of the host contract and why the obligation to return bitcoin in your
              WBTC product is not clearly and closely related to the host contract.
             As the bitcoin underlying your WBTC contract is restricted, tell us how you can net settle the contract. In your response tell us whether a specific bitcoin transaction hash
 Michael Novogratz
Galaxy Digital Inc.
November 5, 2021
Page 12
              is associated with each WBTC and therefore whether each WBTC is settled gross.
49. Assuming you substantiate embedded derivative accounting for your obligation to exchange digital intangible assets from the preceding comment, please revise your disclosure in management's discussion and analysis to:
             Clearly explain the mismatch of accounting between your liability and embedded derivative reflected at fair value while the associated restricted bitcoin intangible asset is recorded at WBTC transaction initiation date fair value less any impairment;
             Indicate that in times of rising bitcoin prices an embedded derivative liability will be recorded that will result in future gains when the WBTC obligation to exchange digital intangible assets and its associated embedded derivative are settled by the return of restricted digital intangible assets that have a lower historical cost basis;
              and
             Clarify that as the obligation to settle WBTC contracts involves the return of bitcoin held on your balance sheet, there is no impact on your liquidity.
50. Please revise your policy disclosure in 2020 to remove reference to the existence of a derivative asset presented in "other assets" on your balance sheet as it is apparent that you have a significant liability at December 31, 2020. To the extent applicable, this comment also applies to your policy disclosure on page F-63 for the embedded derivative related to the obligation to return digital intangible assets.
Revenue Recogntion
Wallet Services Revenue, page F-64

51. You disclose that your wallet service revenue includes fees for both minting and burning WBTCs. Please revise your disclosure to indicate how you allocate transaction price to these two apparent performance obligations.
Stock-Based Compensation, page F-66

52. In the last paragraph of this policy on page F-67 you indicate both that you revalue the fair value and expense related to the unvested portion of options issued to nonemployees and that you measure the fair value of these options at the grant date and recognize the expense over the service period. Please confirm that you account for your option grants to nonemployees under the latter policy consistent with the guidance under ASU 2018-
         07 and revise your policy accordingly or tell us how your accounting complies with this guidance.
Note 9: Stock Option Plan, page F-72
FirstName LastNameMichael Novogratz
53. Please revise your disclosure to indicate the amount of incremental compensation cost
Comapany   NameGalaxy
       associated        Digital
                  with your JuneInc.
                                  23, 2020 option modification as required by
ASC 718-10-50-
       2h2.5,Otherwise,
November      2021 Pagetell
                        12 us why no incremental compensation exists under ASC 718-20-35-3.
FirstName LastName
 Michael Novogratz
FirstName LastNameMichael Novogratz
Galaxy Digital Inc.
Comapany 5,
November  NameGalaxy
             2021    Digital Inc.
November
Page 13 5, 2021 Page 13
FirstName LastName
PART II - Information Not Required In Prospectus
Recent Sales of Unregistered Securities, page II-1

54. Please expand your disclosure to furnish the date of each sale and identify the name the persons or the class of persons to whom the securities were sold. Refer to Item 701(b) of
         Regulation S-K for guidance.
       You may contact Mark Brunhofer at 202-551-3638 or Sharon Blume at 202-551-3474 if
you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Finance
cc:      Joe Hall